SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD RECOGNIZES NON-CASH CHARGE
ASSOCIATED WITH GOODWILL IMPAIRMENT,
ANNOUNCES INVESTMENTS IN EUROPEAN PLATFORM
AND REDUCTION OF QUARTERLY DIVIDENDS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

January 18, 2006.

Item 3     News Release

On January 18, 2006, Quebecor World Inc. (the "Company") issued a press release. The English version of the press release is annexed hereto and forms an integral part hereof.

Item 4     Summary of Material Change

On January 18, 2006, the Company announced that as part of its annual impairment test required by GAAP, the Company will recognize a non-cash charge in the fourth quarter of $243 million before tax, $232.1 million after tax or $1.77 per share for goodwill impairment. The impairment is primarily related to the Company's operating businesses in France and the United Kingdom. The non-cash charge will not impact the Company's liquidity position and the Company is in compliance with all of its debt covenants.

The Company's three-year European capital investment program will be approximately $250 million of which $87 million was disbursed at the end of 2005. This investment program is in addition to the Company's previously announced North American retooling plan and other regular investments. It involves the purchase of new state-of-the-art technology that will be installed in the Company's offset and roto-gravure facilities in Belgium, Spain and Austria. The new equipment will include two new 4.3 metre gravure presses in Charleroi, Belgium. These gravure presses will be the largest in Europe. The first press is expected to be operational in the fourth quarter of 2006. The plan also includes wider and faster 64-page offset presses for Quebecor World facilities in Austria and Spain. These new 64-page offset presses will be equipped with the latest technology to deliver greater throughput at a lower cost. The Company is considering investments in France, including two new 64-page presses in its Mary-sur-Marne facility, as well as investments in the United Kingdom as part of this $250 million capital investment program, but those investments are conditional on the outcome of negotiations with employee representatives that are already underway.

Taking into account the current capital spending program, the Board of Directors has approved a reduction of the quarterly dividend on the Multiple Voting Shares and Subordinate Voting Shares to $0.10 per share from $0.14 per share. This will lower dividend payments by $21 million per year so these funds can be used to build better long-term value for shareholders.

As previously disclosed at the beginning of the fourth quarter, the Company expects fourth quarter diluted earnings per share, before impairment of assets restructuring and other charges, to be lower than last year and below market expectations. The Company will report fourth quarter and full-year earnings for 2005 on February 16, 2006.

Item 5     Full Description of Material Change

See Item 4 above and Press Release annexed.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Philippe Cloutier, Director, Finance and Investor Relations at (514) 877-5147 or with Tony Ross, Director, Communications at (514) 877-5317.

Item 9     Date of report

January 19, 2006

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Secretary

JANUARY 18, 2006                                                                                                                                   03/06

For immediate release                                                                                                                     page 1 of 3

QUEBECOR WORLD RECOGNIZES NON-CASH CHARGE
ASSOCIATED WITH GOODWILL IMPAIRMENT,
ANNOUNCES INVESTMENTS IN EUROPEAN PLATFORM
AND REDUCTION OF QUARTERLY DIVIDENDS

Montréal, Canada  –  Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announced today that as part of its annual impairment test required by GAAP, the Company will recognize a non-cash charge in the fourth quarter of $243 million before tax, $232.1 million after tax or $1.77 per share for goodwill impairment. The impairment is primarily related to the Company's operating businesses in France and the United Kingdom. The non-cash charge will not impact Quebecor World's liquidity position and the Company is in compliance with all of its debt covenants.

"Although we are disappointed with our performance in France and the United Kingdom, we remain confident in the European print market and in our ability to serve both our European based customers as well as international publishers and retailers with our full-service continental print platform. After a strategic review of our operations we have begun a European retooling program that will improve our competitive position, lower our cost base and provide better service to our customers," said Pierre Karl Péladeau, President and CEO, Quebecor World Inc.

Quebecor World's three-year European capital investment program will be approximately $250 million of which $87 million was disbursed at the end of 2005. This investment program is in addition to the Company's previously announced North American retooling plan and other regular investments. It involves the purchase of new state-of-the-art technology that will be installed in Quebecor World's offset and roto-gravure facilities in Belgium, Spain and Austria.

The new equipment will include two new 4.3 metre gravure presses in Charleroi, Belgium. These gravure presses will be the largest in Europe. The first press is expected to be operational in the fourth quarter of 2006. The plan also includes wider and faster 64-page offset presses for Quebecor World facilities in Austria and Spain. These new 64-page offset presses will be equipped with the latest technology to deliver

For immediate release                                                                                                                     page 2 of 3

greater throughput at a lower cost. Quebecor World is considering investments in France, including two new 64-page presses in its Mary-sur-Marne facility, as well as investments in the United Kingdom as part of this $250 million capital investment program, but those investments are conditional on the outcome of negotiations with employee representatives that are already underway.

"Following the model of our North American retooling program, we are making these investments where they can bring the most benefit to our customers and to our shareholders," commented Mr. Péladeau. "These investments, combined with our North American plan, will require a short-term increase in our capital expenditures. We are convinced these measures are in the best long-term interests of all our stakeholders."

Taking into account the current capital spending program, the Board of Directors has approved a reduction of the quarterly dividend on the Multiple Voting Shares and Subordinate Voting Shares to $0.10 per share from $0.14 per share. This will lower dividend payments by $21 million per year so these funds can be used to build better long-term value for shareholders.

As previously disclosed at the beginning of the fourth quarter, Quebecor World expects fourth quarter diluted earnings per share, before impairment of assets restructuring and other charges, to be lower than last year and below market expectations. Quebecor World will report fourth quarter and full-year earnings for 2005 on February 16, 2006.

Forward looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company's actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operational risks (including changes in customer demand for the Company's products and pricing actions by competitors), risks associated with capital investments, environmental risks, risks relating to labour agreements, commodity risks (including changes in raw material and equipment costs and availability), credit risks, financial risks, and general changes in the economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company's actual results to differ from current expectations, please refer to the Company's public filings available at

For immediate release                                                                                                                     page 3 of 3

www.sedar.com and www.quebecorworld.com including, in particular, the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2004, and updated information found in the Company's quarterly management's discussion and analysis.

About Quebecor World Inc.:
Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 32,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     January 19, 2006